UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          PRE-PAID LEGAL SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   740065 10 7
                                 (CUSIP Number)

                               Mr. Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  740065 10 7

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas W. Smith

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [  ]
                                                                    (b) [ X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                            [  ]


--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------
                              7  SOLE VOTING POWER

                                           950
         NUMBER OF
                            ---- -----------------------------------------------
          SHARES              8  SHARED VOTING POWER

       BENEFICIALLY                  1,792,600
                            ---- -----------------------------------------------
      OWNED BY EACH           9  SOLE DISPOSITIVE POWER

        REPORTING                          950
                            ---- -----------------------------------------------
          PERSON             10  SHARED DISPOSITIVE POWER

           WITH                      1,792,600
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,793,550

------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [  ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.3%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

CUSIP No.  740065 10 7

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas N. Tryforos

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [  ]
                                                                    (b) [ X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------

   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(e)                                            [  ]


--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------
                              7  SOLE VOTING POWER

                                           -0-
        NUMBER OF
                            ---- -----------------------------------------------
          SHARES              8  SHARED VOTING POWER

       BENEFICIALLY                  1,792,600
                            ---- -----------------------------------------------
      OWNED BY EACH           9  SOLE DISPOSITIVE POWER

        REPORTING                          -0-
                            ---- -----------------------------------------------
          PERSON             10  SHARED DISPOSITIVE POWER

           WITH                      1,792,600
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,792,600

------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [  ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.3%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

           Items 3, 4, 5 and 7 are hereby amended as set forth below.
           ----------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         [Item 3 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     An aggregate of $28,975,395.25 of the funds of the Managed Accounts (as hereinafter defined) were used to purchase the shares reported herein.


Item 4.  Purpose of Transaction.
         [Item 4 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     As set forth in Item 5, Mr. Smith beneficially owns 1,793,550 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts") and Mr. Tryforos beneficially owns 1,792,600 shares in his capacity as investment manager for three of the Managed Accounts. The Managed Accounts consist of four private investment limited partnerships of which each of the Reporting Persons is a general partner, an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees) and trusts for the benefit of certain family members of Mr. Smith. Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.
         [Item 5 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1996 that 21,577,361 shares of Common Stock were outstanding as of October 15, 1996) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 1,793,550 shares (8.3%); Mr. Tryforos -- 1,792,600 shares (8.3%). All of such shares are held in the Managed Accounts.
     (b) Mr. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 950 shares of Common Stock. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,792,550 shares of Common Stock.
     (c) Since the date of the previous filing, the Reporting Persons purchased an aggregate of 212,650 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the American Stock Exchange as follows:


                         Number of Shares
Date of Purchase            Purchased             Price Per Share
----------------         ----------------         ---------------
  2/13/97                     34,200                  17.1660
  2/14/97                     18,000                  16.9550
  2/18/97                     50,000                  16.9660
  2/18/97                        950                  16.7500
  2/19/97                     17,400                  17.2290
  2/20/97                     10,400                  16.9380
  2/21/97                     29,200                  16.9710
  2/24/97                     19,800                  16.6010
  2/25/97                      6,600                  16.4750
  2/26/97                     15,800                  16.1950
  2/27/97                     10,300                  16.3140



     (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.
     (e) Not Applicable.


Item 7.  Material to be Filed as Exhibits.
         [Item 7 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     1. Agreement relating to the joint filing of Statement on Schedule 13D dated February 13, 1997 as required by Rule 13d-1(f).
     2. Agreement relating to the joint filing of Amendment No. 1 to the Statement on Schedule 13D dated February 28, 1997 as required by Rule 13d-1(f).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 28, 1997

                                                      /s/ Thomas W. Smith
                                                  ---------------------------
                                                          Thomas W. Smith


                                                      /s/ Thomas N. Tryforos
                                                  ---------------------------
                                                          Thomas N. Tryforos

                                  Exhibit Index
                                  -------------

                                                                    Sequentially
Document                                                           Numbered Page
--------                                                           -------------

1.       Agreement relating to the joint                                 *
         filing of Statement on Schedule
         13D dated February 13, 1997 as
         required by Rule 13d-1(f).

2.       Agreement relating to the joint                                 8
         filing of Amendment No. 1 to the
         Statement on Schedule  13D dated
         February 28, 1997 as required by
         Rule 13d-1(f).



--------
* Previously filed

                                                                       Exhibit 2


                             Joint Filing Agreement


                  The undersigned agree that the foregoing Amendment No. 1 to the Statement on Schedule 13D, dated February 28, 1997 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

                                                   Dated:  February 28, 1997

                                                     /s/ Thomas W. Smith
                                                   -------------------------
                                                         Thomas W. Smith


                                                     /s/ Thomas N. Tryforos
                                                   -------------------------
                                                         Thomas N. Tryforos